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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                              (AMENDMENT NO. 2)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                        Dynamics Corporation of America
                           (Name of Subject Company)

                        Dynamics Corporation of America
                      (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.10 per share
                (Including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                 268039 10 4
                    (CUSIP Number of Class of Securities)

                               Henry V. Kensing
                            Vice President, General
                             Counsel and Secretary
                              475 Steamboat Road
                       Greenwich, Connecticut 06830-7197
                                 (203) 869-3211
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement).

                                With a Copy to
                                 Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                 (212) 735-3000
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               This Amendment No. 2 amends and supplements the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit
             No.
          -------

          Exhibit 13     Press Release issued by Dynamics
                         Corporation of America, dated April 29, 1997.

          Exhibit 14 Order in Dynamics Corporation of America v. WHX Corporation and SB Acquisition Corp.
                         (3:97 CV 702 (GLG)), dated April 29, 1997.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 29, 1997        DYNAMICS CORPORATION OF AMERICA

                                        By:  /s/ Henry V. Kensing
                                           Henry V. Kensing
                                           Vice President,
                                           General Counsel and
                                           Secretary


                               EXHIBIT INDEX

          Exhibit
             No.              Description

          Exhibit 13     Press Release issued by Dynamics
                         Corporation of America, dated April 29,
                         1997

          Exhibit 14 Order in Dynamics Corporation of America v. WHX Corporation and SB Acquisition Corp.
                         (3:97 CV 702 (GLG)), dated April 29, 1997